UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

DT Asia Investment LTD
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G2615J104
(CUSIP Number)

9/9/15
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.: G2615J104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLC,

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
254,990
6. Shared Voting Power
253,960
7. Sole Dispositive Power
254,990
8. Shared Dispositive Power
253,960

9. Aggregate Amount Beneficially Owned by Each Reporting Person
508,950 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.70%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)  x
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
254,990
6. Shared Voting Power
253,960
7. Sole Dispositive Power
254,990
8. Shared Dispositive Power
253,960

9. Aggregate Amount Beneficially Owned by Each Reporting Person
508,950 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.70%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
254,990
6. Shared Voting Power
253,960
7. Sole Dispositive Power
254,990
8. Shared Dispositive Power
253,960

9. Aggregate Amount Beneficially Owned by Each Reporting Person
508,950 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.70%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Samuels

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
254,990
6. Shared Voting Power
253,960
7. Sole Dispositive Power
254,990
8. Shared Dispositive Power
253,960

9. Aggregate Amount Beneficially Owned by Each Reporting Person
508,950 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.70%
12. Type of Reporting Person (See Instructions)
IN

Item 1.
(a) The Name of the Issuer is:
DT Asia Investment LTD

(b) The Address of the Issuer's Principal Executive Office is:
100 Park Avenue South
Suite 1600
New York, NY 10017

Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLC, Phillip Goldstein, Andrew Dakos and
Steven Samuels

(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  G2615J104

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 508,950
(b) Percent of class: 5.70%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 254,990
(ii) Shared power to vote or to direct the vote: 253,960
(iii) Sole power to dispose or to direct the disposition
of: 254,990
(iv) Shared power to dispose or to direct the disposition
of:  253,960

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLC are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
As per the 10-Q filing on 8/12/15, there were 8,927,331 shares of common stock outstanding as of 08/11/15. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of September 15, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 508,950 shares of CADT by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 508,950 shares of CADT include
254,990 shares (representing 2.86% of CADT's outstanding shares) that are beneficially owned byMr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund LP, Full Value Offshore Fund Ltd., Full Value Partners LP, Opportunity Income Plus Fund LP, and MCM Opportunity Partners LP (collectively, Bulldog Investors Group of Funds).
Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 508,950 shares of CADT owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 253,960 shares (representing 2.84% of CADT's outstanding shares).


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/ Phillip Goldstein
Name:  	Phillip Goldstein
Date:  	September 16, 2015

By:  	/s/ Andrew Dako
Name:  	Andrew Dakos
Date:   September 16, 2015

By:  	/s/ Steven Samuels
Name:  	Steven Samuels
Date:   September 16, 2015

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member
Date:   September 16, 2015

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.

Exhibit A: Agreement to make joint filings.

Agreement made as of the 16th day of September 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and
Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13G with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of DT Asia Investment LTD ("CADT"), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13G with respect to the same holdings of CADT;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13G shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member